SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Scholastic Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   807066105
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066150               SCHEDULE 13G                 Page 2 of 5 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mary Sue Robinson Morrill
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  5     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,774,734
  OWNED BY              --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        1,774,734
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,774,734
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |X|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.95%
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12    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1.

      (a)   Name of Issuer

            Scholastic Corporation

      (b)   Address of Issuer's Principal Executive Offices

            555 Broadway
            New York, New York 10012

Item 2.

      (a)   Name of Person Filing

            Mary Sue Robinson Morrill

      (b)   Address of Principal Business Office or, if none, Residence

            140 Bunker Hill Road
            Salisbury, CT 06068

      (c)   Citizenship

            United States

      (d)   Title of Class of Securities

            Common Stock, par value $.01 per share

      (e)   CUSIP Number

            807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      Not applicable.

Item 4. Ownership (at December 31, 1999)

      (a)   Amount Beneficially Owned

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                                                               Page 4 of 5 Pages


      1,774,734 (see Note to Item 4(a))

Note to Item 4(a):      Includes (A) shares of Common Stock held by three trusts
                        of which Mary Sue Robinson Morrill and her husband, William F. Morrill, are trustees, with shared voting and investment power with respect to such shares. Also includes shares owned by (B) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 841,546 shares of Common Stock and (ii)
                        324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value
                        $.01 per share, and (C) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 175,000 shares of Common Stock and (ii)
                        58,338 shares of Common Stock which are receivable upon conversion of 58,338 shares of Class A Stock, par value
                        $.01 share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis.
                        Richard Robinson, Barbara Robinson Buckland, Mary Sue
                        Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common
                        Stock and Class A Stock owned by the Maurice R. Robinson
                        Trust, and Richard Robinson and Mary Sue Robinson
                        Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. Does not include 121,698 shares of Common Stock held in two trusts of which Mr.
                        Morrill is trustee and 47,000 shares of Common Stock held in two trusts of which Mr. Morrill and Ms. Buckland are trustees, for the benefit of the children of Ms.
                        Morrill and as to each of which Ms. Morrill has no voting or dispositive power and disclaims beneficial ownership.

(b) Percent of Class

      10.95%

(c) Number of shares as to which such person has:

      i) sole power to vote or to direct the vote

                  0

      ii) shared power to vote or to direct the vote

                  1,774,734 (see Note to Item 4(a))

      iii) sole power to dispose or to direct the disposition of

                  0

      iv) shared power to dispose or to direct the disposition of

                  1,774,734 (see Note to Item 4(a))

                                                               Page 5 of 5 Pages


Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Each of the trusts referred to in the Note to Item 4(a) above has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and/or Class A Stock referred to in the Note to
      Item 4(a) as being owned by it.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      Not applicable.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2000
                                                -----------------------------
                                                      Date


                                                /s/ Mary Sue Robinson Morrill
                                                -----------------------------
                                                      Signature


                                                Mary Sue Robinson Morrill
                                                -----------------------------
                                                      Name/Title